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                               December 26, 2022

       James E. Kras
       Chief Executive Officer
       Edible Garden AG Inc.
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 14,
2022
                                                            File No. 333-268800

       Dear James E. Kras:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed December 15, 2022

       Exhibits

   1. Please revise your fee table to ensure that it reflects the amount of securities you are registering for each
class of security.
 James E. Kras
FirstName LastNameJames   E. Kras
Edible Garden AG Inc.
Comapany26,
December  NameEdible
              2022     Garden AG Inc.
December
Page 2    26, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jordan Nimitz at (202) 551-5831 or Abby Adams at (202) 551-6902 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Alexander R. McClean, Esq.